FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding financial results for the first quarter ended March 31, 2007 of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on May 15, 2007.

JA Solar Reports First Quarter 2007 Results

Hebei, China, May 15, 2007 – JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Results

Revenues for the first quarter 2007 were RMB 335.1 million (US$ 43.4 million), compared to revenues of RMB 3.0 million (US$ 0.4 million) for the first quarter 2006, and RMB 349.4 million (US$ 45.2 million) in the fourth quarter 2006.

Gross profit for the first quarter 2007 was RMB 68.8 million (US$ 8.9 million). Gross margin decreased to 20.5% in the first quarter 2007 from 23.9% in the fourth quarter 2006.

Net income available to ordinary shareholders for the first quarter 2007 was RMB 58.3 million (US$ 7.6 million) compared to a net loss available to ordinary shareholders of RMB 2.4 million (US$ 0.3 million) for the first quarter 2006, and net income available to ordinary shareholders of RMB 66.9 million (US$ 8.7 million) for the fourth quarter 2006.

For the first quarter 2007 basic and diluted earnings per ADS were RMB 1.59 (US$ 0.21) and RMB 1.57 (US$ 0.20) respectively. Each ADS represents three of our ordinary shares.

The first quarter 2007 included share-based compensation expense of RMB 2.0 million (US$ 0.3 million), or RMB 0.05 (US$ 0.01) per diluted ADS.

Capital expenditures were RMB 101.2 million (US$ 13.1 million) in the first quarter 2007, as compared to RMB 23.5 million (US$ 3.0 million) in the previous quarter and RMB 17.6 million (US$ 2.3 million) in the first quarter 2006. Depreciation and amortization expenses in the first quarter 2007 were RMB 5.2 million (US$ 0.7 million), as compared to RMB 4.8 million (US$ 0.6 million) in the previous quarter and RMB 0.3 million (US$ 0.04 million) in the first quarter 2006.

In February 2007, the Company completed its Initial Public Offering (“IPO”) raising proceeds of US$ 237.9 million, net of issuance costs. The Company’s ADSs are quoted on NASDAQ. Further all issued and outstanding Series A redeemable convertible preferred shares were converted into 6,520,000 ordinary shares on a one to one basis upon completion of the Company’s IPO.

As of March 31, 2007, JA Solar had cash and cash equivalents of RMB 1.8 billion (US$ 232.5 million) compared with RMB 95.8 million (US$ 12.4 million) at the end of the fourth quarter 2006 due to the completion of the Company’s Initial Public Offering. Short term debt rose to RMB 200 million(US$ 25.9 million) at the end of the first quarter 2007 from RMB 150 million(US$ 19.4 million) at the end of the fourth quarter 2006, primarily as a result of capital expenditures for expanding production scale and cash flow management needs related to PRC foreign currency controls.

The conversion of Renminbi into U.S. dollars for the first quarter of 2007 in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2007, which was RMB 7.7232 to US$ 1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 30, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “The first quarter was another strong one for JA Solar. We continue to benefit from strong demand worldwide for high-quality cells. We continue to meet the global demand from existing customers, while at the same time focusing our sales efforts to further diversify our solid customer base in emerging solar markets. With reliable supply sources contracted throughout 2007 from incumbent silicon suppliers, an order book that covers most of our sales for the year, and our increased capacity of an additional 100MW to be completed by the end of the third quarter of 2007, we are confident in our ability to deliver on the healthy global demand for our products.”

Herman Zhao, JA Solar’s Chief Financial Officer, said, “We have continued to stress profitability and operational efficiency. Our ability to negotiate favorable pricing for materials and in sales contracts has paid off, and our cost strategies are always geared for the best possible benefit to JA Solar for the long-term. We expect our gross margin for year 2007 to be 19.5% due to stabilizing ASPs, existing raw material contract prices and management of our Hebei expansion plan and related costs.”

Company Reiterates 2007 Outlook

Based on current market conditions and customer forecasts, the Company is reiterating its production outlook for 2007 to be approximately 100MW. This would result in revenues for the full year 2007 in the range of approximately RMB 2,128 million (US$ 280 million) to RMB 2,205 million (US$ 290 million), with a gross margin expected to be approximately 19.5%.

Investor Conference Call / Webcast Details

A conference call has been scheduled for 9:00 p.m. on Tuesday, May 15, 2007 (in Hebei). This will be 9:00 a.m. on Tuesday, May 15, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the passcode is 241914.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance, monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information visit www.jasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, our beliefs regarding our production output, our forecasts on revenue, production output and our share based compensation for 2007 or part thereof. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

In China Herman Zhao Chief Financial Officer JA Solar +86-319-580-0867	In the U.S. David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

(Unaudited)
	Three months ended
	March 31, 2006		December 31, 2006		March 31, 2007
	RMB	USD	RMB	USD	RMB	USD

Revenue from third parties	-	-	309,618,090	40,089,353	334,669,240	43,332,976
Revenue from related parties	3,015,378	390,431	39,785,881	5,151,476	480,467	62,211
Total revenues	3,015,378	390,431	349,403,971	45,240,829	335,149,707	43,395,187
Cost of revenues	(2,465,401)	(319,220)	(265,733,652)	(34,407,195)	(266,394,778)	(34,492,798)
Gross profit	549,977	71,211	83,670,319	10,833,634	68,754,929	8,902,389
Selling, general and administrative expenses	(2,116,047)	(273,986)	(8,886,291)	(1,150,597)	(9,772,067)	(1,265,287)
Research and development expenses	(181,643)	(23,519)	(645,732)	(83,609)	(920,169)	(119,143)
Total operating expenses	(2,297,690)	(297,505)	(9,532,023)	(1,234,206)	(10,692,236)	(1,384,431)
Income/ (loss) from operations	(1,747,713)	(226,294)	74,138,296	9,599,427	58,062,693	7,517,958
Interest expense	(591,404)	(76,575)	(2,219,396)	(287,367)	(2,815,537)	(364,556)
Interest income	43,766	5,667	398,977	51,660	11,492,103	1,487,998
Other income	-	-	64,414	8,340	-	-
Foreign exchange gain/ (loss)	(73,591)	(9,529)	1,043,758	135,146	(6,232,712)	(807,012)
Income/ (loss) before income taxes	(2,368,942)	(306,731)	73,426,049	9,507,205	60,506,547	7,834,388
Income tax benefit/ (expense)	-	-	-	-	-	-
Net income/ (loss)	(2,368,942)	(306,731)	73,426,049	9,507,205	60,506,547	7,834,388

Preferred shares accretion	-	-	(1,113,799)	(144,215)	(515,251)	(66,715)
Allocation of income to participating preferred share holders	-	-	(5,449,328)	(705,579)	(1,648,040)	(213,388)
Net income available to ordinary shareholders	(2,368,942)	(306,731)	66,862,922	8,657,412	58,343,256	7,554,285

Net income/(loss) per ordinary shares
Basic	(0.030)	(0.004)	0.836	0.108	0.529	0.068
Diluted	(0.030)	(0.004)	0.818	0.106	0.525	0.068

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	80,000,000	80,000,000	110,279,889	110,279,889
Diluted	80,000,000	80,000,000	89,803,092	89,803,092	111,228,304	111,228,304

Net income/(loss) per ADS
Basic	(0.089)	(0.012)	2.507	0.325	1.587	0.205
Diluted	(0.089)	(0.012)	2.452	0.317	1.574	0.204

Weighted average number of ADS outstanding:
Basic	26,666,667	26,666,667	26,666,667	26,666,667	36,759,963	36,759,963
Diluted	26,666,667	26,666,667	29,934,364	29,934,364	37,076,101	37,076,101
Each ADS represents 3 ordinary shares

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2006		March 31, 2007
	RMB	USD	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	95,758,377	12,398,795	1,795,665,349	232,502,764
Accounts receivables from third party customers	47,719,752	6,178,754	116,906,817	15,137,096
Inventories	154,675,325	20,027,362	198,656,946	25,722,103
Advances to related party suppliers	39,831,642	5,157,401	-	-
Advances to third party suppliers	1,608,765	208,303	32,982,807	4,270,614
Other current assets	6,673,976	864,146	40,632,598	5,261,109
Total current assets	346,267,837	44,834,762	2,184,844,517	282,893,686
Property and equipment, net	139,399,605	18,049,462	233,890,985	30,284,207
Intangible asset, net	7,224,713	935,456	6,938,073	898,342
Other long term assets-advance to suppliers	-	-	72,147,600	9,341,672
Total assets	492,892,155	63,819,680	2,497,821,175	323,417,906
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Tax payables	3,639,665	471,264	1,303,971	168,838
Advances from third parties customers	21,329,609	2,761,758	5,000,058	647,408
Short-term bank borrowings	150,000,000	19,422,001	200,000,000	25,896,002
Accounts payable to third parties	2,501,790	323,932	3,505,042	453,833
Other payables to third parties	2,769,566	358,603	4,505,876	583,421
Payroll and welfare payable	2,676,854	346,599	3,029,825	392,302
Accrued expenses	3,932,709	509,207	5,698,667	737,863
Accounts payable to related parties	70,868	9,176	56,664,988	7,336,983
Other payable to related parties	183,555	23,767	116,870	15,132
Total current liabilities	187,104,616	24,226,307	279,825,297	36,231,782
Total liabilities	187,104,616	24,226,307	279,825,297	36,231,782
Shareholders’ equity:
Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of December 31, 2006 and March 31 2007)	110,037,714	14,247,684	-	-
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 and 138,270,000 shares issued and outstanding as of December 31, 2006 and March 31, 2007)	66,212	8,573	111,453	14,431
Additional paid-in capital	106,715,707	13,817,551	2,068,925,223	267,884,455
Statutory reserve	14,587,748	1,888,822	14,587,748	1,888,822
Retained earnings	74,380,158	9,630,743	134,371,454	17,398,417
Total shareholders’ equity	195,749,825	25,345,689	2,217,995,878	287,186,125
Total liabilities and shareholders’ equity	492,892,155	63,819,680	2,497,821,175	323,417,906

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Huaijin Yang
Name: Huaijin Yang
Title: Chief Executive Officer

Date: May 30, 2007